Mail Stop 3010   August 21, 2009

David R. Emery, Chairman of the Board and Chief Executive Officer
Healthcare Realty Trust Incorporated
3310 West End Avenue
Suite 700
Nashville, TN 37203

> **Re: Healthcare Realty Trust Incorporated**
> **Form 10-K**
> **Filed February 23, 2009**
> **Schedule 14A**
> **Filed April 1, 2009**
> **File No. 001-11852**

Dear Mr. Emery:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Part I., page 3

Item 1. Business, page 3

Overview, page 3

1.   Please tell us the occupancy rate expressed as a percentage and the average annual rent per square foot for your holdings, on a portfolio basis, and compare such rates with last year's rates. Such disclosure should be included in future filings. Please tell us how you intend to comply.

2.   Please tell us why you have not included a schedule of lease expiration for the next 10 years for the investments, on an aggregate or portfolio basis. Alternatively, please include this disclosure in future filings and tell us how you intend to comply.

Comments on Schedule 14A

Compensation Discussion and Analysis, page 13

Compensation Methodology, page 14

3.   We note that you review compensation paid to executive officers of your peer group. To the extent you awarded compensation to an executive officer that was above or below the median of those in your peer group, please identify the officer and tell us why you awarded compensation to the officer at a level that was above or below the median.

Executive Compensation, page 22

Summary Compensation Table, page 22

4.   We note that your Chief Operating Officer retired in November 2008. It does not appear that you included disclosure regarding his compensation in the table. Please refer to Item 402(a)(3)(iv) of Regulation S-K. Please advise.

Grant of Plan-Based Awards, page 24

5.   We note your disclosure that if an officers elects to received restricted shares for a restriction period of 3 years, this results in a restriction multiple of 1.3 for shares issued by you. However, it appears that both Mr. Holmes and Mr. Bryant elected to receive restricted shares and each received additional shares from you based on a multiple of 1. Please advise or revise your disclosure in future filings to explain this discrepancy.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3233 with any other questions.

Sincerely,

Tom Kluck
Legal Branch Chief